Exhibit 99.3

Text of email to all IAC employees, sent on May 1, 2017:

Today IAC announced a transaction that combines our HomeAdvisor with Angie’s List into a single, publicly traded company, ANGI Homeservices Inc., to create the undisputed leading home services marketplace in North America.  To give you a sense of the size of these businesses, on a pro forma basis, the combined entity generated an estimated $17 billion worth of home improvement jobs over the last 12 months for more than 200,000 U.S.-based paying service providers across the two platforms.

The benefit of a combination with Angie’s List has been obvious to us for a while, and this was not our first attempt at coupling. But we were only able to pull it off now because of the tremendous execution of the HomeAdvisor team, led by Chris Terrill, delivering consistently robust growth over the last two years and a crisp, clear and exciting vision for the next few years.  Building a marketplace as HomeAdvisor has done, with enough consumers and service professionals on the platform to make the experience compelling for both groups, is a remarkable achievement.  Many other businesses in the category have died trying, yet HomeAdvisor succeeded because we simply built a product that makes it easier to get jobs done.  And Angie’s List, including co-founder Angie Hicks, has done a wonderful job building the leading brand in the category, with 46% unaided brand awareness and 92% aided awareness — a very rare achievement for any brand in any category.

The opportunity ahead for the combined business is a piece of the $400 billion spent annually on home services in the U.S., 90% of which is still happening via word-of-mouth referrals — a staggering opportunity for online migration.  We’ll win with continued product innovation, a relentless focus on customer satisfaction, and delivering clear and measurable value to service professionals.

But this transaction does more than create a category winner, it also effectively takes HomeAdvisor public, making another public company from IAC.  From what was one singular public IAC in 2005, with the completion of this transaction there will be 10 thriving individual public companies.  HomeAdvisor now joins the ranks of Match, Expedia, Ticketmaster, and others, all of whom are proof positive of IAC’s ability to spot categories on the verge of the transformative leap from offline to online, and ride that transition with winning products and multiple brands. We did it in dating, travel and ticketing, and I have no doubt we’ll do the same with home services. I hope it’s our biggest one yet.

Many thanks to every person who has worked tirelessly to make this deal a reality, and to the entire HomeAdvisor team for executing flawlessly to make it a possibility. This is a tremendous milestone both for us and the category, and the beginning of a long and rewarding ride.

Joey

Important Additional Information and Where to Find It

In connection with the proposed transactions, ANGI Homeservices Inc. intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which investors should read carefully before making any voting or investment decision.  Investors will be able to obtain this document, as well as all other filings by IAC, ANGI Homeservices Inc. and Angie’s List with the SEC, free of charge at the SEC’s website at www.sec.gov.  IAC, ANGI Homeservices, Angie’s List, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Angie’s List stockholders in connection with the proposed transactions.  Information about the directors and executive officers of IAC and Angie’s List is set forth in the 2017 annual meeting proxy statements for the companies, as previously filed with the SEC and available on their respective websites, and will be included in the registration statement and related joint proxy statement/prospectus when filed.